CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Basic Earnings Per Share
Net income	$877,762	$956,467	$1,879,522	$1,770,979

Weighted average common shares	2,432,793	2,462,918	2,438,695	2,474,936
Basic Earnings Per Share	$0.36	$0.39	$0.77	$0.72

Diluted Earnings Per Share
Net income	$877,762	$956,467	$1,879,522	$1,770,979

Weighted average common shares	2,432,793	2,462,918	2,438,695	2,474,936
Weighted average effect of assumed stock options	0	322	0	64

Total	2,432,793	2,463,240	2,438,695	2,475,000

Diluted Earnings Per Share	$0.36	$0.39	$0.77	$0.72

21.